Exhibit 12.1

NCR Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in millions)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Earnings
Income (loss) before income taxes, non-controlling interest, discontinued operations (1)	$482	$379	$(95)	$137	$554
Fixed charges	211	214	222	224	142
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(4)	(4)	(4)	(4)	(4)
Adjusted earnings	$689	$589	$123	$357	$692
Fixed charges
Interest expense	$163	$170	$173	$181	$103
Portion of rental expense representative of the interest factor (2)	48	44	49	43	39
Fixed charges added to earnings	$211	$214	$222	$224	$142
Ratio of earnings to fixed charges	3.27	2.75	N/A*	1.59	4.87
Preferred stock dividends and preferred stock accretion	109	49	4	—	—
Ratio of earnings before provision for income taxes to earnings from continuing operations (3)	2.01	1.32	1.00	—	—
Preferred stock dividend factor	219	65	4	—	—
Fixed charges and preferred stock dividends	$430	$279	$226	$224	$142
Ratio of earnings to fixed charges and preferred stock dividends	1.60	2.11	N/A**	1.59	4.87

* For the year ended December 31, 2015, the ratio of earnings to fixed charges coverage is less than 1:1. We would have needed to generate additional earnings of $99 million to achieve a coverage of 1:1 in the year ended December 31, 2015.

** For the year ended December 31, 2015, the ratio of earnings to fixed charges and preferred stock dividends coverage is less than 1:1. We would have needed to generate additional earnings of $103 million to achieve a coverage of 1:1 in the year ended December 31, 2015.

(1) The preferred stock dividends are included in fixed charges (i.e. the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation as such amount was not deducted in arriving at the pre-tax income (loss) from continuing operations, as defined.

(2) Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

(3) For the year ended December 31, 2015, given the tax expense on income before income taxes, non-controlling interest, and discontinued operations, the ratio of earnings before provision for income taxes to earnings from continuing operations was less than 1. As such, there was no gross up adjustment for the preferred stock dividends and preferred stock accretion.